

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 29, 2010

Via U.S. Mail and Facsimile to (864) 963-6306

William Lowe
Chief Financial Officer
Kemet Corporation
2835 Kemet Way
Simpsonville, SC 29681

>   **Re: Kemet Corporation**
>   **Form 10-K for the Fiscal Year ended March 31, 2009**
>   **Filed June 30, 2009**
>   **Form 10-Q for the Fiscal Quarter ended September 30, 2009**
>   **File No. 000-20289**

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 31, 2009

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 27

Special Charges, page 41

1.   We note that you present and discuss the historical and numerical non-GAAP measure "Special Charges". We also note you present a total amount of such charges that does not cross-reference to your income statements. If you plan to continue to provide this non-GAAP measure in your filings, please tell us why you believe these disclosures comply with Item 10(e) of Regulation S-K, including the reconciliation requirements therein. In future filings, please revise Management's Discussion and Analysis to disclose and quantify the impact of any special charges on your U.S. GAAP results within a discussion that references income statement line items captions or that reconciles to amounts otherwise presented in your income statements (for example, the operating and non-operating expense/income subtotals). Also, for further guidance see the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Consolidated Financial Statements, page 81

Notes to Consolidated Financial Statements, page 85

Note 2 – Debt, Liquidity and Capital Resources, page 94

2.   We see on page 82 that in fiscal 2009 you have recorded a $25.5 million gain from the sale of certain assets to Vishay. You received approximately $33.7 million in cash proceeds from the transactions and at the same time, also entered into a loan agreement whereby you borrowed $15 million from Vishay. Please describe for us in greater detail the terms of the sale and debt agreement, specifically please discuss whether you have any significant continuing involvement in assets sold or if the debt agreement represents additional financing of the transaction. Please support your conclusion that it was appropriate to recognize the gain on sale of assets in fiscal 2009. Tell us the U.S. GAAP that supports the conclusions outlined in your response.

Note 3 – Impairment Charges, page 102

3.   We see that in fiscal 2009 you recorded an impairment charge of approximately $58.6 million for long-lived assets of your Ceramics segment. Please tell us and consider disclosing the following in future filings:

- how you validated the reasonableness of long-lived asset fair value determinations,
- a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of the impact of changes in those assumptions and
- the facts and circumstances that lead to the referenced impairment.

        Furthermore, please clarify for us (and revise future filings to disclose) why the impairment of long-lived was primarily related to the Ceramics reporting unit rather than your Tantalum and Film and Electrolytic segments.

Exhibit 31.2

4.   We note that you present management's report on internal control over financial reporting on page 62 of the Form 10-K as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Additionally, the introductory language to paragraph 5 is required to refer to the most recent evaluation of "internal control over financial reporting". Please refer to Item 601(b)(31) of Regulation S-K and file an amendment to your Form 10-K that includes corrected and newly dated certifications for both the Principal Executive Officer and Principal Financial Officer. You may provide an abbreviated amendment for the Form 10-K that consist of a cover page, explanatory note, signature page and the certifications that comply with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter ended September 30, 2009

Condensed Consolidated Financial Statements, page 2

Note 1 – Basis of Financial Statement Presentation, page 5

Warrant Liability, page 6

5.   We see that concurrently with a tender offer, you issued a warrant to purchase 80,544,685 shares of common stock on June 30, 2009 to K Financing. The warrant was initially exercisable at a purchase price of $.50 and recorded as a derivative liability as the strike price was not fixed and you concluded the instrument was not indexed to your common stock price. On September 29, 2009, the exercise price was reduced to $.35 and the warrant was reclassified to equity. Please describe for us in chronological detail,

including appropriate references to FASB ASC 815-40, how you accounted for and recorded the warrant at issuance, at the subsequent interim period remeasurement and upon the reclassification to equity. Please support your conclusion that the warrant was initially classified as a derivative liability and was subsequently reclassified to equity upon the settlement of the strike price.

Note 2 – Debt, Liquidity and Capital Resources, page 8

Convertible Debt, page 11

6.   We see on page 12 that $93.9 million of convertible notes were tendered on June 26, 2009 for approximately $37.8 million. We also see that you recorded a gain on extinguishment of debt of $38.9 million from the transaction. It is not clear to us how the amount recorded as a gain on extinguishment of debt was calculated. Accordingly, please provide us a reconciliation of the transaction which includes the principal amount of the convertible notes retired, the cash payment made to extinguish the notes, and detail of any other charges which impacted the gain on extinguishment calculation. Please also revise future filings to clarify the calculation of the gain extinguishment for investors.

As appropriate, please amend your document and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

                                        Sincerely,

                                        Jay Webb
                                        Accounting Reviewer